Aon plc
200 East Randolph Street
Chicago, IL 60601

June 14, 2012

FILED VIA EDGAR

Mr. Jeffrey Riedler

Securities and Exchange Commission

Division of Corporation Finance

Washington, D. C.  20549-4628

RE:                          Aon Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File No. 001-7933

Dear Mr. Riedler:

Aon plc (the “Company”) acknowledges receipt of the letter dated June 4, 2012 in the above-referenced matter (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  For convenience, the Staff’s comment in the Comment Letter is reproduced below in italics with the Company’s response immediately following.

Item 1A. Risk Factors

1.              In response to our prior comment 2, you state that you have experienced cybersecurity breaches, consisting of computer viruses and similar technology violations.  In future filings, beginning with your next Form 10-Q, please state that fact in order to provide the proper context.

Response:  We will modify our risk factor disclosure going forward to reflect the Staff’s comment.

I hereby acknowledge on behalf of the Company that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•                  Staff comments or changes to disclose in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions about the response above.

Sincerely,

/s/ Ram Padmanabhan
Ram Padmanabhan
Vice President, Chief Counsel — Corporate
and Company Secretary

cc:                                Gregory C. Case, President and Chief Executive Officer — Aon

Peter Lieb, Executive Vice President and General Counsel — Aon